SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549-1004

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number:    001-32242

Domino’s Pizza 401(k) Savings Plan

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Domino’s Pizza, Inc.

30 Frank Lloyd Wright Drive

Ann Arbor, MI 48106

(Name of issuer of the securities held

pursuant to the plans and the address

of its principal executive offices)

(734) 930-3030

(Registrant’s telephone number,

including area code)

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE	15

EXHIBIT

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Domino’s Pizza 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Domino’s Pizza 401(k) Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Domino’s Pizza 401(k) Savings Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets Held at End of Year, Form 5500, Schedule H, Item 4i as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of Domino’s 401(k) Savings Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Southfield, Michigan

June 15, 2017

Domino’s Pizza 401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits

	December 31,
	2016	2015 (1)
Investments at fair value	$228,799,602	$200,514,603
Notes receivable from participants	4,265,041	4,532,590

Net assets available for plan benefits	$233,064,643	$205,047,193

(1)	Prior year amount has been reclassified to reflect the adoption of Accounting Standards Update No. 2015-12, which changed the presentation of the adjustment from fair value to contract value for fully benefit-responsive investment contracts. For additional information see Note 2 to the financial statements.

The accompanying notes are an integral part of these financial statements.

Domino’s Pizza 401(k) Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2016

Additions
Investment income:
Interest and dividends	$4,141,330
Net appreciation in fair value of investments	27,284,865

Total investment income – net	31,426,195

Interest income on notes receivable from participants	195,415
Contributions:
Employee	11,406,840
Employer	5,406,881
Rollover	459,349

Total contributions	17,273,070

Total additions	48,894,680
Deductions
Participant withdrawals	(20,751,562)
Administrative expenses	(125,668)

Total deductions	(20,877,230)

Net Increase in Net Assets Available for Plan Benefits	28,017,450
Net Assets Available for Plan Benefits - Beginning of year	205,047,193

Net Assets Available for Plan Benefits - End of year	$233,064,643

The accompanying notes are an integral part of these financial statements.

Domino’s Pizza 401(k) Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Note 1 – Description of Plan

General – The following description of the Domino’s Pizza (the “Company” and the “Plan Administrator”) 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan for the benefit of certain employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants should refer to the Plan document for a complete description of the Plan’s provisions. Fidelity Management Trust Company (the “Trustee”) administers and invests the assets of the Plan and the income therefrom for the benefit of the Plan’s participants.

Eligibility – A person may become a participant in the Plan on the first day he or she meets the following requirements:

1.	The person is employed by the Company or an affiliated company which has adopted the Plan for the person’s job classifications and/or location.

2.	The person has completed at least 1,000 hours of service.

3.	The person is not employed in a bargaining unit covered by a collective bargaining agreement unless it provides for Plan coverage of bargaining unit members.

4.	The person has attained age 21.

5.	The person is a citizen or resident of the United States.

Contributions – Each year, participants may contribute up to 50% of eligible wages, as defined in the Plan document, not to exceed the maximum amount allowed annually under the provisions of the Internal Revenue Code (the “Code”). Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. The Company provides a matching contribution in the amount of 100% of the first 3% of each employee’s elective deferrals and 50% of the next 2% of each employee’s elective deferrals. The Company may also make discretionary contributions, including profit-sharing contributions, to the Plan. There were no discretionary contributions made by the Company during the year ended December 31, 2016. The Company’s matching contributions were made in cash and were based on the participant’s investment allocation in the participant’s accounts in 2016.

Vesting – Participants’ contributions, the Company’s matching contributions, and income earned thereon are immediately fully vested. The vesting schedule for discretionary profit-sharing contributions is graded over five years. A participant is 100% vested in discretionary profit-sharing contributions after five years of continuous service.

Domino’s Pizza 401(k) Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Note 1 – Description of Plan (Continued)

Forfeitures – Forfeitures are created when participants terminate employment before becoming entitled to their full benefits under the Plan. Any forfeited amounts may be used to reduce future Company contributions and administrative expenses. During the year ended December 31, 2016, $10,436 was utilized to reduce Company contributions and administrative expenses. As of December 31, 2016 and 2015, the Plan had outstanding forfeitures of $60,480 and $69,059, respectively, available to reduce future Company contributions and administrative expenses.

Participant Accounts – Each participant’s account is credited with the participant’s voluntary contributions, the participant’s specific fund earnings, the Company’s matching contributions and, if any, an allocation of discretionary contributions, and charged with an allocation of Plan administrative expenses. Allocations are based on participant earnings or account balances or compensation, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Plan Benefits – Distribution of Plan benefits begins when the earliest of the following have occurred: (1) within 60 days of the close of the Plan year in which the participant attains age 70 1⁄2 or (2) the participant terminates service with the Company. Participants may also elect to make withdrawals at age 59 1⁄2 without tax penalty.

Plan benefits are distributed in the form of either a series of payments or a lump-sum payment as elected by the participant.

Participant Withdrawals – Participants may withdraw funds from their accounts if the Trustee determines that a withdrawal is necessary to avoid certain financial hardships, as permitted under the Code, or death, disability or for any reason after reaching age 59 1⁄2.

Plan Termination – Although it has not expressed any intent to do so, the Company has the right to amend, modify, terminate, withdraw from, or suspend contributions to the Plan at any time under the provisions of ERISA. In the event of termination of the Plan all participant accounts become fully vested and are distributed to the participants in accordance with the Plan document.

Notes Receivable from Participants – Participants may borrow funds from their account balance. A note may not be less than $1,000 and may not exceed the lesser of 50% of the vested portion of the participant’s total account balance or $50,000. The Plan Administrator establishes the terms of the note agreement, secured by the balance in the participant’s account. The note agreement bears interest at rates that range from 4.25% to 11.00%, which are commensurate with local prevailing rates as determined by the Plan Administrator. Notes must be repaid within five years. Principal and interest is paid ratably through bi-weekly payroll deductions.

Domino’s Pizza 401(k) Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting – The financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The reported value of the common collective trust fund is at the Net Asset Value (“NAV”), which is calculated by the fund based on net assets, which includes fully benefit responsive contracts at contract value. This NAV represents the Plan’s fair value since this is the amount at which the Plan transacts with the fund. Shares of mutual funds are valued at the net asset value of shares held by the Plan based on quoted prices at year end. Shares of employer securities are valued based on quoted prices at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The common collective trust fund investment (the “Managed Income Portfolio” or “MIP”), is comprised of public investment securities valued at NAV, and a participant’s ownership of the MIP is represented by units. Units are issued and redeemed daily at the MIP’s constant NAV of $1 per unit. The MIP allows for daily liquidity with no additional notice required for redemption. Although it is the policy of the MIP to use its best efforts to maintain a stable NAV of $1 per unit, there is no guarantee that the MIP will be able to maintain that value.

There are no unfunded commitments. The redemption frequency for participants would be daily with no notice period for participant initiated transactions. Withdrawals initiated by the Plan Administrator will normally be provided at contract value as soon as practicable within twelve months following written notice to the MIP trustee. The MIP imposes certain restrictions on the Plan.

Domino’s Pizza 401(k) Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Note 2 – Summary of Significant Accounting Policies (Continued)

The following employer-initiated events may limit the MIP’s ability to transact at fair value:

•	The Plan’s failure to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

•	Any communication given to Plan participants designed to influence participants to transfer assets out of the MIP or not to invest in the MIP.

•	Any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the MIP’s cash flow.

•	Any transfer of assets from the MIP directly into a competing investment option.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Complete or partial termination of the Plan or its merger with another plan.

•	Any substantive modifications of the MIP or the administration of the MIP that is not consented to by the wrap issuer.

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the MIP’s cash flow.

The MIP is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets that are not otherwise invested in money market funds. For example, this could result from the MIP’s inability to promptly find a replacement wrap contract following termination of a wrap contract. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments. In the event that an issuer of a wrap contract fails to perform as intended, the MIP’s NAV may decline if the market value of its assets declines.

Plan management believes the occurrence of events and circumstances that would cause the MIP to transact at less than fair value is not probable.

The SSgA S&P 400 MidCap Index Fund (“Mid Cap Fund”) and the Winslow Large Cap Growth Fund (“Large Cap Fund”) are valued based on the underlying investments at fair value (“NAV”), which are primarily common stock and collective investment funds. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. By its nature, a fair value price is a good faith estimate of the valuation in a current sale and does not reflect an actual market price, which may be different by a material amount.

Domino’s Pizza 401(k) Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Note 2 – Summary of Significant Accounting Policies (Continued)

Both the Mid Cap Fund and the Large Cap Fund allow for daily liquidity with no additional days notice required for redemption for participant directed transactions. Were the Plan to initiate a full redemption of the Mid Cap Fund or the Large Cap Fund, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly manner. There are no unfunded commitments.

Notes Receivable from Participants – The notes receivable from participants are valued at their outstanding balances plus any accrued but unpaid interest, which approximate fair value. Interest income is recorded on the accrual basis. Delinquent notes receivable are reclassified as participant withdrawals based upon terms of the Plan document.

Risks and Uncertainties – The Plan provides for investments in various investment options that are, in general, exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

Benefit Payments – Benefits are recorded when paid.

Plan Administrative Expenses – Expenses attributable to investments earmarked to a participant’s account and fees associated with specific participant transactions, including loan application fees, are charged to that account to the extent specified by the Plan Administrator. Various administrative costs of maintaining the Plan are paid by the Company.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Domino’s Pizza 401(k) Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Note 2 – Summary of Significant Accounting Policies (continued)

Adoption of New Accounting Standards – During the year ended December 31, 2016, the Company adopted Accounting Standards Update No. 2015-07 related to fair value measurement and the disclosures for investments in certain entities that calculate net asset value (“NAV”) per share (or its equivalent). The updated guidance applies to reporting entities that elect to measure the fair value of certain investments using the NAV per share (or its equivalent) of the investment as a practical expedient. Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of when the investment is redeemable with the investee at NAV. The amendment removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. The total amount of the investment measured at NAV is disclosed so that total investments in the fair value tables can be reconciled to total investments at fair value on the statements of net assets.

The Company also adopted Accounting Standards Update No. 2015-12, Plan Accounting: Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. The guidance issued a three-part update to simplify plan accounting of employee benefit plans. The update simplifies employee benefit plan reporting as outlined in Part (I) for fully benefit-responsive investment contracts and in Part (II) for plan investment disclosures. Part (III) provides for a measurement date practical expedient. Part (III) does not apply to the Plan.

As required, Parts (I) and (II) of the guidance were adopted for the year ended December 31, 2016. Accordingly, for Part (I), the adjustment from fair value to contract value on the statements of net assets has been removed. In accordance with Part (II), in the Fair Value Measurements note the level of disaggregation of investments that are measured at fair value has been simplified by disaggregating investments by general type instead of disaggregating by nature, characteristics and risks and the investment strategy for the investment measured at NAV has been removed as that fund files an annual report on Form 5500 as a direct-filing entity. In addition, the disclosure of individual investments greater than 5% of net assets and the net appreciation or depreciation in fair value of investments by general type have been removed from the former Investments note.

This guidance requires that amendments are applied retrospectively to all periods presented. Information presented for the year ended December 31, 2015 has been reclassified to reflect this updated guidance.

Other accounting standards that have been issued by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our consolidated financial statements upon adoption.

Domino’s Pizza 401(k) Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Note 3 – Tax Status

The Plan obtained its latest tax determination letter dated September 25, 2014, applicable for amendments adopted through January 1, 2014, in which the Internal Revenue Service stated that the Plan and the related trust, as then designed, were in compliance with the applicable requirements of the Code if certain additional amendments were adopted. Those additional amendments were made on October 1, 2014. In the opinion of the Plan Administrator, the Plan is currently designed and being operated in all material respects, in compliance with the applicable requirements of the Code and, therefore, the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management is not aware of any uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 4 – Party-in-interest Transactions

The Company, the participants, and the Trustee have all been identified as parties-in-interest. The Plan invests in shares of mutual funds, a common collective trust fund managed by the Trustee, as well as shares of the Company’s common stock. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Participant loans also qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Certain administrative expenses of the Plan are paid by the Company and qualify as party-in-interest transactions. The Company has a Master Service Agreement with the Trustee. The plan pays for the services of the Trustee through net fees charged to the participants in the plan.

Domino’s Pizza 401(k) Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Note 5 – Differences Between Financial Statements and Form 5500

The differences between the amounts presented on pages 2 and 3 of these financial statements and the related Form 5500 filed with the Department of Labor are attributable to adjustments made by the Plan Administrator to adjust from fair value to contract value for fully benefit-responsive investment contracts on the statement of changes in net assets available for plan benefits.

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2016 and 2015 to Form 5500:

	2016	2015
Net assets available for plan benefits per the financial statements	$233,064,643	$205,047,193

Adjustment to fair value for Fidelity Managed Income Portfolio Fund	37,684	104,676

Net assets available for plan benefits per Form 5500	$233,102,327	$205,151,869

The following is a reconciliation of the net increase in net assets available for plan benefits per the financial statements for the year ended December 31, 2016 to Form 5500:

Net increase in net assets available for plan benefits per the financial statements	$28,017,450

Add: Adjustments from contract value to fair value for fully benefit-responsive investment contract at December 31, 2016	37,684

Less: Adjustments from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2015	(104,676)

Total net increase in net assets available for plan benefits per the Form 5500	$27,950,458

Domino’s Pizza 401(k) Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Note 6 – Fair Value

Fair value measurements enable the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The Company classifies and discloses assets and liabilities carried at fair value in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The asset or liability’s fair value measurements level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. For details on the procedures used to value our investments in common collective trust funds, refer to our disclosures in Note 2.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016, and 2015. Classification within the fair value hierarchy table is based on the lowest level of any input that is significant to the fair value measurement.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2016
Mutual funds	$108,219,637	$—	$—	$108,219,637
Domino’s Pizza, Inc. Stock Fund:
Domino’s Pizza common stock	60,209,852	—	—	60,209,852
Interest bearing cash account	2,702,542	—	—	2,702,542

Total assets at fair value	$171,132,031	$—	$—	$171,132,031

Investments measured at NAV Common collective trust				57,667,571

Total Investments				$228,799,602

Domino’s Pizza 401(k) Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Note 6 – Fair Value (Continued)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2015
Mutual funds	$92,459,325	$—	$—	$92,459,325
Domino’s Pizza, Inc. Stock Fund:
Domino’s Pizza common stock	48,882,619	—	—	48,882,619
Interest bearing cash account	1,872,981	—	—	1,872,981

Total assets at fair value	$143,214,925	$—	$—	$143,214,925

Investments measured at NAV Common collective trust				57,299,678

Total Investments				$200,514,603

For years ended December 31, 2016, and 2015, there were no transfers between Levels 1 and 2 and no transfers in or out of Level 3.

Note 7 – Subsequent Events

The Plan evaluated its December 31, 2016 financial statements for subsequent events through the date the financial statements were available to be issued. The Plan is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Domino’s Pizza 401(k) Savings Plan

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Item 4i

EIN – 38-3495003, Plan No. 004

December 31, 2016

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost		Current Value
	Mutual funds:
Fidelity Investments*	Fidelity Puritan K Fund	**		$21,268,242
Fidelity Investments*	Fidelity Diversified International K Fund	**		13,307,609
Fidelity Investments*	Fidelity Spartan 500 Institutional Index Fund	**		22,223,138
Harding Loevner Funds	Harding Loevner Institutional Emerging Markets	**		2,796,565
Boston Trust Funds	Boston Trust Small Cap Fund	**		9,841,304
PIMCO Funds	PIMCO Total Return Institutional Fund	**		14,484,036
Invesco Funds	Invesco Comstock R5	**		22,145,099
Vanguard	Vanguard Total Bond Market Index Fund	**		1,188,783
Vanguard	Vanguard Total International Stock Index Fund	**		964,861

	Common collective trust funds:
SEI Trust Company	Winslow Large Cap Growth	**		26,024,819
State Street Global Advisors	SSgA S&P 400 Mid Cap Index Fund	**		16,329,724
Fidelity Investments*	Fidelity Managed Income Portfolio Fund	**		15,350,712

Fidelity Investments*	Employer securities – Domino’s Pizza, Inc. Common Stock Fund:
Domino’s Pizza, Inc. Common Stock Fund	Domino’s Pizza common stock	*	*	60,209,852
	Interest bearing cash account	*	*	2,702,542

	Total investments			228,837,286

	Notes receivable from participants***			4,265,041

	Total Assets Held at End of Year			$233,102,327

*	Party-in-interest
**	Historical cost information is not required for participant-directed investments
***	Party-in-interest. Interest rates on notes receivable range from 4.25% to 11.00%.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Domino’s Pizza 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINO’S PIZZA 401(K) SAVINGS PLAN
(Name of Plan)

Date: June 15, 2017	/s/ Jeffrey D. Lawrence
Jeffrey D. Lawrence
Chief Financial Officer
Domino’s Pizza, Inc.